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                                                                  EXHIBIT (a)(5)

                            YURIE SYSTEMS, INC. LOGO
April 30, 1998

TO THE STOCKHOLDERS OF YURIE SYSTEMS, INC.

Dear Stockholder:

     I am pleased to report that on April 27, 1998, Yurie Systems, Inc. ("Yurie") entered into a merger agreement with Lucent Technologies Inc., a Delaware corporation ("Lucent"), and its wholly owned subsidiary, Reindeer Acquisition, Inc., a Delaware corporation ("Purchaser"), that provides for the acquisition of all of the common stock, par value $.01 per share (the "Shares"), of Yurie by Purchaser at a price of $35 per Share in cash, net to the seller, without interest. Under the terms of the proposed transaction, Purchaser has commenced a tender offer (the "Tender Offer") for all outstanding shares of Yurie Common Stock at $35 per Share. The Tender Offer is currently scheduled to expire at 12:00 Midnight, New York City time, on May 28, 1998.

     Following the successful completion of the Tender Offer, upon approval by stockholder vote, if required, Purchaser will be merged with and into Yurie (the "Merger"), and all Shares not purchased in the Tender Offer will be converted into the right to receive $35 per Share in cash, net to the seller, without interest.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE TENDER OFFER AND DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, YURIE STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL YURIE STOCKHOLDERS ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES.

     On April 27, 1998, Parent and Purchaser also entered into a Stockholders Agreement with certain principal stockholders of the Company (the "Stockholders"), pursuant to which each Stockholder has agreed to tender into the Tender Offer all the Shares that such Stockholder owns. These Shares represent approximately 57% of the outstanding Shares on a fully diluted basis and, upon the tendering of these Shares, the minimum tender condition of the Tender Offer will be satisfied. Once the minimum tender condition is satisfied and Purchaser accepts for payment Shares tendered pursuant to the Tender Offer, Purchaser will be able to elect a majority of the members of the Company's Board of Directors and to effect the Merger without the affirmative vote of any other stockholder of the Company.

     The recommendation of the Board of Directors is described in the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed by Yurie with the Securities and Exchange Commission and enclosed with this letter. In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion of BT Alex. Brown Incorporated, financial advisor to Yurie, a copy of which is attached as an annex to the Schedule 14D-9. We urge you to read carefully the
Schedule 14D-9 in its entirety so that you will be more informed as to the Board's recommendation.

     A copy of the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering Shares, accompanies this letter. These documents set forth the terms and conditions of the Tender Offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully.

     The management and the Board of Directors of Yurie thank you for the support you have given the Company.
                                          Sincerely,

                                          /S/ Jeong H. Kim

                                          Jeong H. Kim
                                          Chairman and Chief Executive Officer